Exhibit 21.1
Subsidiaries of the Company

Name of Entity	Jurisdiction of Incorporation
General Nutrition Corporation	Pennsylvania
General Nutrition Investment Company	Arizona
GNC Puerto Rico, Inc.	Puerto Rico
General Nutrition Government Services, Inc.	Delaware
General Nutrition Centres Company	Canada (Nova Scotia)